Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to release second quarter 2023 financial results

Calgary, Alberta (July 25, 2023) – Suncor (TSX: SU) (NYSE: SU) will release its second quarter financial results on August 14, 2023 before 8:00 p.m. MT (10:00 p.m. ET).

A webcast to review the second quarter will be held on August 15, 2023 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rich Kruger, President and Chief Executive Officer and Kris Smith, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Vice President, Investor Relations will host the call.

To listen to the webcast, please join here.

If you are an analyst and would like to participate in the Q&A period, please register here.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com